Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited interim condensed consolidated financial statements, including the notes thereto, for the three months ended March 31, 2024 and 2023, respectively, included as Exhibit 99.1 to the report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our “ITEM 5. Operating and financial review and prospects” and our audited consolidated financial statements for fiscal year 2023, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made by InflaRx N.V.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “ITEM 3. Key Information––Risk factors” in the Annual Report and risks described in our subsequent SEC filings.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

We are a biopharmaceutical company focused on applying our proprietary anti-C5a and C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor known as C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, vilobelimab, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings.

Vilobelimab for the treatment of pyoderma gangrenosum

We are developing vilobelimab for the treatment of pyoderma gangrenosum, or PG. PG is a rare, chronic inflammatory form of neutrophilic dermatosis characterized by accumulation of neutrophils in the affected skin areas. The exact pathophysiology is not fully understood, but it is postulated that inflammatory cytokine production as well as neutrophil activation and dysfunction contribute to a sterile inflammation in the skin. PG often presents as painful pustule or papule, mainly on the lower extremities, which can rapidly progress to an extremely painful enlarging ulcer. Associated symptoms include fever, malaise, weight loss and myalgia. PG usually has a devastating effect on a patient’s life due to the severe pain and induction of significant movement impairment depending on lesions’ location. The exact prevalence of PG is not yet known but is estimated that up to 51,000 patients in the United States and Europe are affected by this disease.

Vilobelimab has been granted orphan drug designation for the treatment of PG by both the FDA in the United States and the European Medicines Agency, or EMA, in Europe as well as fast-track designation be the FDA. Furthermore, we announced that we had a productive end-of-phase II meeting with the FDA related to our plans for a Phase III development program in PG in June 2022. In January 2023, we announced details related to the design of our planned Phase III study with vilobelimab in ulcerative PG.

In November 2023, we announced the enrollment of the first patient in the Phase III trial. The Phase III study is designed to enroll patients in the United States, Europe and selected countries in other regions. The study design is based on detailed feedback and recommendations from the FDA Division of Dermatology and Dentistry and was developed in close collaboration with the Company´s advisors from the United States, Europe and other regions. The multi-national, randomized, double-blind, placebo-controlled Phase III trial has two arms: vilobelimab (2,400mg every other week) plus a low dose of corticosteroids and placebo plus the same low dose of corticosteroids. In both arms, corticosteroid treatment will be initiated on day one and will be tapered off within the first eight weeks of the treatment period. The primary endpoint of the study will be complete closure of the target ulcer at any time up to 26 weeks after initiation of treatment. Treatment will be discontinued for patients whose disease progresses or fails to improve at defined time points during the study. The study has an adaptive trial design with an interim analysis blinded for the sponsor and investigators (but unblinded for the independent data safety monitoring committee), which is planned upon enrollment of approximately 30 patients, divided equally between the two arms of the study. The interim analysis with a set of predefined rules will take into account the then-observed difference in complete target ulcer closure between the two arms and will then determine whether the trial sample size will be adapted or whether the trial should be stopped due to futility. The enrollment period is projected to last at least two years, and its overall period will depend on the total trial size after sample size adaptation.

GOHIBIC (vilobelimab) for the treatment of critically ill, invasively mechanically ventilated COVID-19 patients

In April 2023, we received an Emergency Use Authorization, or the EUA, from the U.S. Food and Drug Administration, or FDA, for GOHIBIC (vilobelimab) for the treatment of critically ill, invasively mechanically ventilated COVID-19 patients. Specifically, we received the EUA for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving invasive mechanical ventilation, or IMV, or extracorporeal membrane oxygenation, or ECMO. GOHIBIC (vilobelimab) is not FDA-approved for any indication, including for the treatment of COVID-19 in critically ill, invasively mechanically ventilated patients.

To achieve full commercial scale and successfully reach the full market potential of the product in the United States in the future, we also aspire to obtain full market approval for GOHIBIC (vilobelimab). We are therefore planning the submission of a Biologics License Applications, BLA, for full approval of GOHIBIC (vilobelimab) in our COVID-19 indication and potentially, in the future, in similar indications that may apply to other virally induced acute respiratory distress conditions. In October 2023, in furtherance of our continued efforts to obtain a BLA, we had an encouraging Type C meeting with the FDA. In that meeting, the FDA indicated their willingness to collaborate with us in identifying a development pathway towards a BLA for a broader acute respiratory distress syndrome (ARDS) label. To achieve this, we would need to conduct an additional well-controlled and adequately powered study in a broader ARDS setting that demonstrates the safety and efficacy of vilobelimab.

We are actively evaluating and working towards next steps to enable such a trial in a broader ARDS setting and are currently exploring different funding options, including government grants as well as collaborations with third parties.

In June 2023, we began the commercialization of GOHIBIC (vilobelimab) in the United States for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving IMV or ECMO. We entered into agreements with certain subsidiaries of Cencora Inc. to act as our U.S. distributor and to make GOHIBIC (vilobelimab) available for order by U.S. hospital customers under the EUA. Cencora provides cold storage, cold-chain distribution services, inventory management and secondary labeling/packaging, among other services. To support our commercial efforts, we have hired and are continuing to hire U.S. experts with relevant experience in the commercialization of medical products in the hospital market, including in the areas of sales, sales operations, marketing, market access, distribution, medical affairs and others. In addition, we are expanding the necessary infrastructure, including IT systems, supply chain, financial reporting systems and inventory management systems both, internally and with the assistance of external service providers.

In July 2023, we also submitted a Marketing Authorization Application, or MAA, for SARS-CoV-2 induced septic ARDS receiving IMV or ECMO to the EMA. In August 2023, the EMA validated the MAA. This means that the application is now under regulatory review by the European Committee for Medicinal Products for Human Use, or CHMP, under the centralized procedure, which applies to all 27 member states of the European Union, or EU.

C5aR inhibitor INF904

Inhibition of the C5a/C5aR axis provides strong anti-inflammatory effects in a variety of diseases. Blockade of C5a using highly specific antibodies, such as vilobelimab, may offer a fast, effective, and safe way to control C5a-induced inflammation. In addition to this approach, inhibition of C5aR by oral small molecules may provide the ease of administration required for effective long-term treatment for more chronic inflammatory diseases. To expand the breadth of our anti-C5a/C5aR technologies, we are also developing INF904, an oral, small molecule drug candidate that targets the C5aR receptor. C5aR, a G-protein-coupled-receptor expressed primarily by granulocytes, mediates the pathophysiological effects of C5a. In INF904, we discovered a small molecule C5aR inhibitor that in pre-clinical studies has shown potential for superior characteristics to the only approved C5aR inhibitor, avacopan. INF904 has provided higher plasma exposure in animals, including non-human primates, and improved inhibitory activity in a hamster neutropenia model compared to avacopan. Furthermore, in contrast to avacopan, in vitro experiments showed INF904 has substantially less inhibition of the cytochrome P450 3A4/5 (CYP3A4/5) enzymes, which play an important role in the metabolism of a variety of drugs, including glucocorticoids. No obvious toxicological findings, even in the highest dose groups tested in required GLP toxicity analyses, were identified. INF904 demonstrated potential for anti-inflammatory therapeutic effects in several preclinical disease models.

All IND-enabling studies, including certain GLP-toxicological studies, have been completed, and we conducted a Phase I single and multiple ascending dose, or MAD, clinical study from November 2022 to January 2024.

In September 2023, we announced the topline results from the single ascending dose, or SAD part of a randomized, double-blind, placebo-controlled Phase I trial with INF904, which enrolled 62 healthy volunteers within six different dosing groups from 3 mg to 240 mg who were randomly assigned to receive INF904 or a placebo. Different drug concentrations were tested for the 60 mg dosing group. The main objectives were to assess safety and tolerability of the SAD under fasting conditions. Secondary endpoints included several pharmacokinetic, or PK, parameters, and the effect of INF904 on C5a-induced neutrophil activation in blood samples from treated volunteers ex vivo also was explored.

The results show that INF904 was well tolerated in treated patients and resulted in no safety signals of concern in single doses ranging from 3 mg to 240 mg. The overall percentage of adverse events (AEs) was lower in the INF904 treated patients compared to the placebo group, and no serious or severe AEs were observed at any dosing level. No related AEs were reported in conjunction with INF904 dosing.

Analysis of INF904 PK in subject plasma samples revealed sustained exposure to INF904 with six hours to maximum concentration, or tmax. INF904 plasma levels were dose proportional for systemic exposure (AUClast) and nearly dose proportional for maximum concentration (Cmax) over the dose range used in the study. With the 30 mg dose, INF904 reached a Cmax of 289 ng/ml with an AUClast of 5197 h.ng/ml, which are approximately 3-fold and 10-fold, respectively, higher than the published Phase I data from the only marketed comparator, avacopan.

Single doses of 30 mg or higher of INF904 achieved ≥90% blocking of C5a induced up-regulation of the activation marker CD11b on neutrophils in plasma samples from subjects ex vivo at 24 hours post dosing. This inhibition was achieved when 12.6 nM recombinant C5a was added as stimulus in this assay, a C5a concentration which can be observed in patients with severe inflammatory conditions such as the immuno-dermatological disease, hidradenitis suppurativa, or HS, or during life-threatening inflammation (e.g., in critically ill COVID-19 patients or septic patients). Thus, INF904 inhibition of C5a-induced neutrophil activation in human plasma achieved the set goal for effective C5aR control at disease relevant C5a levels.

In January 2024, we announced topline results from the MAD part a randomized, double-blind, placebo-controlled Phase I trial for INF904. The PK and pharmacodynamic, or PD parameters confirm the favorable data we observed during the SAD part of the study, which provides support for the best-in-class potential of INF904. INF904 was well tolerated and there were no adverse safety events of concern after repeated dosing in participants over the entire tested dose range.

In the MAD part of the randomized, double-blind, placebo-controlled Phase I trial, 24 participants received multiple doses of INF904 for 14 days of either 30 mg once per day, or QD, 30 mg twice per day, or BID, or 90 mg BID. The study’s primary objective was to evaluate the safety and tolerability of repeated dosing. Several PK parameters were analyzed as secondary endpoints, and the effect of the dosing scheme on C5a-induced neutrophil activation in blood samples from the participants was also explored in an ex vivo assay.

The safety analysis of INF904 in the MAD part of the Phase I study demonstrated that it was well tolerated in participants over the entire dose range and resulted in no safety signals of concern. The overall percentage of AEs in INF904 treated participants was 77.8%, which was lower than the 83.3% observed in the placebo group. There were no serious or severe AEs observed at any dosing level.

Analysis of the PK profile showed that potential target AUC0-12h, Cmax, and trough values were achieved rapidly within 14 days of 30 mg BID dosing. INF904 exposure further increased proportionally with dosing up to 90 mg BID. These results were demonstrated even when participants ingested the drug in a fasted state, suggesting that food is not required to achieve potentially therapeutic drug levels.

Analysis of the PD profile showed that the blocking activity of C5a-induced neutrophil activation by INF904 reached equal to or above 90% over the 14-day dosing period for all tested doses in an ex vivo challenge assay where physiological and disease- relevant levels of C5a were added to blood samples provided by the trial participants.

In parallel, we have progressed with the development of a commercially viable formulation of INF904 which we plan to introduce into Phase II development towards the end of 2024.

We are currently conducting additional required pre-clinical studies, including long-term chronic toxicology studies, to enable longer-term dosing of INF904 for chronic inflammatory diseases. We initially plan to develop INF904 for the treatment of two initial immuno-dermatology indications: HS and chronic spontaneous urticaria, or CSU.

We plan to initiate an open-label Phase IIa “basket study” before the end of 2024 to explore at least three different doses of INF904 for a duration of four weeks and to assess PK and PD parameters in HS and CSU patients, as well as provide safety data and certain early efficacy readouts. Data from this Phase IIa study is expected to be available in 2025. Depending on the results of this study, we expect to initiate a larger and longer-term Phase IIb study in one or both indications in 2025 as well.

CSU and HS are chronic inflammatory skin conditions in which C5a has been suggested to play a significant role and where a high unmet need exists. Being an oral drug with a mechanism of action currently not addressed by other drugs in development for these indications, we see a unique opportunity to improve standard of care for patients with these conditions.

CSU is a debilitating and unpredictable skin disease characterized by intensely itchy hives / wheals and angioedema. The burden of this chronic disease is high and impacts sleep, mental health, quality of life and productivity due to absences from school and work. CSU is estimated to affect around 40 million people worldwide. CSU patients have been reported to show elevated C5a levels, a major activator of mast cells and basophils, which are thought to be significant contributors to CSU pathogenesis. In addition, studies suggest that complement activation (including C5a) in CSU can lead to histamine release. Current treatments are limited, and a significant unmet need exists in a sizable proportion of patients. As an orally available agent with a favorable PK / PD profile that could drive a broad dose range for systemic exposure, INF904 could find a differentiated position in the CSU market.

HS is a chronic, recurrent, debilitating neutrophil-driven inflammatory disease that can persist for years and tremendously impacts quality of life; it is characterized by abscesses, nodules and draining tunnels, or dTs, which can flare and cause scarring. INF904 inhibits the known C5a-induced effects on neutrophil activation and tissue accumulation of immune cells, including generation of tissue damaging mechanisms (enzyme release and oxidative radical formation) as well as induction of NETosis, which are mechanisms thought to be involved in HS progression and dT formation. Clinical evidence with existing C5a/C5aR inhibitors also supports that blocking this pathway reduces lesion counts. Patients’ responses to treatment with currently approved drugs are known to wane over time in a significant number of cases, and treatments with new mechanisms of action are needed for these patients.

We announced to hold a virtual research and development day highlighting our development plans for INF904 and to offer insights from key opinion leaders into the development and commercial rationales of our pipeline. The meeting will take place on June 5, beginning at 12:00 PM ET / 6:00 PM CET and ending at 2:00 PM ET / 8:00 PM CET. Our featured thought leaders will include Joerg Koehl, Ph.D., Marcus Maurer, M.D. and Chris Sayed M.D..

Anti-C5a antibody IFX002

We are also developing IFX002 for the treatment of chronic inflammatory diseases. IFX002 is a highly potent anti- C5a antibody, which binds to the same domain of the C5a protein as vilobelimab, but which has a higher humanization grade and altered PK properties compared to vilobelimab. IFX002 is currently in preclinical development. We consider IFX002 to be a life-cycle management product to vilobelimab, given the long remaining patent life of IFX002.

Financial highlights

As of March 31, 2024, we had cash and cash equivalents of €25.1 million and marketable securities of €60.7 million. We believe that our current funds on hand will be sufficient to fund our planned operations into 2026.

We anticipate that our expenses might increase if and as we:

●	continue to develop and conduct clinical trials with respect to our lead product candidate, vilobelimab;

●	continue research, preclinical and clinical development efforts for any future product candidates, including INF904 and IFX002;

●	actively seek to identify additional research programs and additional product candidates;

●	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

●	establish sales, marketing, distribution and other commercial infrastructure now and in the future to commercialize various products for which we may obtain marketing authorization or approval, if any;

●	require the scale-up and validation of the manufacturing process and the manufacturing of larger quantities of product candidates for clinical development and, potentially, commercialization;

●	collaborate with strategic partners to optimize the manufacturing process for vilobelimab, IFX002, INF904 and other pipeline products;

●	maintain, expand and protect our intellectual property portfolio;

●	hire and retain additional personnel, such as commercial, marketing, clinical, quality control and scientific personnel; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development as well as commercialization and help us comply with our obligations as a public company.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator is, able to obtain full marketing authorization or approval for, and successfully commercialize, one or more of our product candidates. Successful commercialization will require achievement of key milestones, including completing clinical trials of vilobelimab, INF904 and any other product candidates, obtaining marketing authorization or approval for these product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing authorization or approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenue that is large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We expect our financial condition and operating results to continue to fluctuate from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. In order to succeed, we will need to transition from a company with a research and development focus to a company capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.

Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop vilobelimab or any additional product candidates.

Our failure to become and remain profitable could depress the market price of our ordinary shares and could impair our ability to raise capital, pay dividends, expand our business, diversify our product offerings or continue our operations. If we continue to suffer losses as we have in the past, investors may not receive any return on their investment and may lose their entire investment.

Research and development expenses

Research and development expenses have consisted principally of:

●	expenses incurred under agreements with CROs, contract manufacturing organizations, or CDMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

●	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization; and

●	professional fees for lawyers related to the protection and maintenance of our intellectual property.

Our research and development expenses primarily relate to the following key programs:

●	Vilobelimab. We expect our expenses associated with vilobelimab will increase in 2024 compared to 2023, as we progress to conduct the Phase III clinical study in PG. In addition, we are incurring and expect to further incur expenses in conjunction with the preparation and filing of full market authorizations for vilobelimab in the United States, Europe and elsewhere. We might also potentially consider development of vilobelimab in additional indications. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and the completion of activities towards the final establishment of commercial scale production.

●	INF904. We are also developing INF904, a product candidate that targets the C5aR receptor. We expect to incur additional costs by advancing the clinical and non-clinical development of INF904. Specifically, we expect to incur expenses by developing a new formulation, conducting long-term toxicological studies in several animal species and initiation Phase II clinical trials. We plan to study INF904 in complement-mediated, chronic autoimmune and inflammatory conditions where an oral low molecular weight compound might have advantages or is needed for patients and where oral delivery is the medically preferred route of administration.

●	IFX002. We are also developing IFX002 for the treatment of chronic inflammatory indications. IFX002 is a highly potent anti-complement C5a antibody with a higher humanization grade and altered PK properties compared to vilobelimab and is currently in pre-clinical development. Expenses for this program mainly consist of salaries, costs for preclinical testing conducted by CROs and costs to produce preclinical material.

●	Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

In 2023, we incurred €41.0 million in research and development expenses. For each of the three months ended March 31, 2024 and 2023, we incurred research and development expenses of €7.3 million and €14.7 million, respectively. The decrease in our research and development expenses was attributable to higher R&D expenses in the first three month of 2023 for the completion of the development activities for vilobelimab for the treatment of critically ill COVID-19 patients, for which the FDA granted the EUA in April 2023. The 2023 expenses comprised of costs attributable to the establishment of a commercial scale manufacturing process for vilobelimab and regulatory expenses in conjunction with the EUA filing and other regulatory activities, as well as for the manufacturing of clinical trial-related material.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and conduct.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress towards completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. Research and development activities are central to our business model.

The successful development and commercialization of our product candidates is highly uncertain. We cannot reasonably and accurately predict the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. For a discussion of our other key financial statement line items, please see “ITEM 5. Operating and Financial Review and Prospects—Operating results” in the Annual Report.

General and administrative expenses

We expect that our general and administrative expenses will increase in the future as our business expands and we incur additional costs associated with operating as a public company. These public company-related costs relate primarily to additional personnel, additional legal and consulting fees, audit fees, directors’ and officers’ liability insurance premiums and costs associated with investor relations activities.

In 2023, we incurred €12.6 million in general and administrative expenses. For each of the three months ended March 31, 2024 and 2023, we incurred general and administrative expenses of €3.6 million and €3.6 million, respectively.

Sales and marketing expenses

Sales and marketing expenses include costs for commercial operations, distribution and logistics, sales, marketing and comparable activities. We incur these costs either directly through the employment of own personnel and in-house activities or through commissioning third parties to assist in different aspects of commercializing our products. These expenses amounted to €1.5 million in the three-months ended March 31, 2024. The Group started with its commercialization activities when the EUA was granted in April 2023. Prior to that, no sales and marketing expenses had been incurred.

Results of operations

The information below was derived from our unaudited interim condensed consolidated financial statements included elsewhere herein. The discussion below should be read along with these unaudited interim condensed consolidated financial statements and our Annual Report.

Comparison of the three months ended March 31, 2024 and 2023

	three months ended March 31,
	2024	2023	Change
	(in €)
Revenues	36,037	—	36,037
Cost of Sales	(220,521)	—	(220,521)
Gross profit	(184,484)	—	(184,484)
Operating expenses
Sales and marketing expenses	(1,459,539)	—	(1,459,539)
Research and development expenses	(7,301,810)	(14,731,908)	7,430,098
General and administrative expenses	(3,579,150)	(3,608,554)	29,404
Total operating expenses	(12,340,499)	(18,340,462)	5,999,963
Other income	36,323	7,746,189	(7,709,866)
Other expenses	(30)	(566)	536
Operating result	(12,488,690)	(10,594,839)	(1,893,851)
Finance income	908,426	456,036	452,390
Finance expenses	(4,632)	(5,528)	896
Foreign exchange result	1,824,375	(1,137,310)	2,961,685
Other financial result	103,285	197,808	(94,523)
Income (loss) for the period	(9,657,236)	(11,083,833)	1,426,597
Exchange differences on translation of foreign currency	(25,538)	(16,785)	(8,753)
Total comprehensive income (loss)	(9,682,774)	(11,100,618)	1,417,844

Revenues

	three months ended March 31,
	2024	2023	Change
	(in €)
Revenues	36,037	—	36,037
Total	36,037	—	36,037

For the three months ended March 31, 2024, we realized revenues from the product sales of GOHIBIC (vilobelimab) in the amount of €36 thousand. Revenues reported are sales to end customers (hospitals). Sales to distributors do not constitute revenue for the Company under IFRS 15. All revenues are attributed to sales made in the United States.

Cost of sales

	three months ended March 31,
	2024	2023	Change
	(in €)
Cost of Sales	(220,521)	—	(220,521)
Total	(220,521)	—	(220,521)

The cost of sales during the three months ended March 31, 2024 mainly consists of write-downs of inventories that will expire prior to their expected sale.

Sales and marketing expenses

	three months ended March 31,
	2024	2023	Change
	(in €)
Third-party expenses	709,763	—	709,763
Personnel expenses	323,573	—	323,573
Legal and consulting fees	315,243	—	315,243
Other expenses	110,960	—	110,960
Total sales and marketing expenses	1,459,539	—	1,459,539

In the three-months ended March 31, 2024, we incurred €1.5 million of sales and marketing expenses. These expenses are primarily comprised of €0.3 million in personnel costs and €0.7 million in external services for distribution of GOHIBIC.

Research and development expenses

	three months ended March 31,
	2024	2023	Change
	(in €)
Third-party expenses	4,116,271	12,403,127	(8,286,856)
Personnel expenses	2,446,620	1,611,079	835,541
Legal and consulting fees	387,052	545,151	(158,099)
Other expenses	351,867	172,550	179,317
Total research and development expenses	7,301,810	14,731,908	(7,430,098)

We use our employee and infrastructure resources across multiple research and development programs directed toward developing our therapeutics in different indications and in our pre-clinical and clinical programs. We manage certain activities such as contract research and manufacturing of therapeutics and our discovery programs through our third-party vendors. Research and development expenses incurred for the three months ended March 31, 2024 decreased by €7.4 million compared to the three months ended March 31, 2023. This decrease is primarily due to the fact that we incurred high third-party expenses in the first quarter of 2023 in connection with our efforts to develop the commercial manufacturing process and to obtain the EUA for GOHIBIC (vilobelimab).

General and administrative expenses

	three months ended March 31,
	2024	2023	Change
	(in €)
Personnel expenses	2,020,375	1,606,005	414,370
Legal, consulting and audit fees	570,126	985,912	(415,786)
Other expenses	988,650	1,016,638	(27,988)
Total general and administrative expense	3,579,150	3,608,554	(29,404)

General and administrative expenses amounted to €3.6 million for the three months ended March 31, 2024. For the three months ended March 31, 2023 general and administrative expenses also amounted to €3.6 million.

Other income

	three months ended March 31,
	2024	2023	Change
	(in €)
Income from government grants	—	7,734,855	(7,734,855)
Other	36,323	11,334	24,989
Total other income	36,323	7,746,189	(7,709,866)

Other income for the three months ended March 31, 2024 amounted to €36 thousand (PY: €7.7 million). The decrease of €7.7 million in income from government grants is due to the end of the grant period that ended on June 30, 2023.

Net financial result

	three months ended March 31,
	2024	2023	Change
	(in €)

Interest income	908,426	456,036	452,390
Interest expenses	(439)	(420)	(19)
Interest on lease liabilities	(4,193)	(5,108)	915
Finance result	903,794	450,508	453,286

Foreign exchange income	2,049,582	290,525	1,759,057
Foreign exchange expense	(225,207)	(1,427,835)	1,202,628
Foreign exchange result	1,824,375	(1,137,310)	2,961,685

Other financial result	103,285	197,808	(94,523)
Net financial result	2,831,454	(488,994)	3,320,448

Net financial result increased by €3.3 million to a gain of €2.8 million for the three months ended March 31, 2024 from a loss of €0.5 million for the three months ended March 31, 2023. This increase is mainly attributable to an increase of interest income on marketable securities by €0.5 million and an increase of foreign exchange result of €3.0 million. Other financial result consists of an adjustment for expected credit losses on marketable securities.

Liquidity and capital resources

Since inception, we have incurred significant operating losses. For the three months ended March 31, 2024, we incurred a net loss of €9.7 million. To date, we have financed our operations primarily through the sale of our securities. As of March 31, 2024, we had cash, cash equivalents in the amount of €25.1 million and financial assets in the amount of €61.3 million, comprised of marketable securities in the amount of €60.7 million and other financial assets amounting to €0.6 million. Our cash and cash equivalents primarily consist of bank deposit accounts and fixed U.S. dollar term deposits.

Cash flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2024 and 2023:

	three months ended March 31,
	2024	2023
	(in €)
Net cash used in operating activities	(14,868,364)	(10,516,193)
Net cash from/ (used in) investing activities	26,944,804	(3,586,300)
Net cash from/ (used in) financing activities	(85,706)	30,202
Cash and cash equivalents at the beginning of the period	12,767,943	16,265,355
Exchange gains/ (losses) on cash and cash equivalents	344,381	(95,814)
Cash and cash equivalents at the end of the period	25,103,058	2,097,250

1. Net cash from/used in operating activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased to €14.9 million in the three months ended March 31, 2024, from €10.5 million in the three months ended March 31, 2023.

2. Net cash from/used in investing activities

Net cash from investing activities increased by €30.5 million in the three months ended March 31, 2024, mainly due to higher proceeds from the maturity of marketable securities in the three months ended March 31, 2024 compared to the three months ended March 31, 2023. These proceeds were reinvested into interest bearing bank deposits, which are accounted for as part of cash and cash equivalents.

3. Net cash from/used in financing activities

Net cash from financing activities decreased by €0.1 million in the three months ended March 31, 2024, compared to the three months ended March 31, 2023.

Funding requirements

We expect our expenses associated with vilobelimab to increase in 2024 compared to 2023, as we continue discussions with the FDA related to the planned submission of a BLA for full approval of GOHIBIC (vilobelimab) to treat severe COVID-19 and potentially additional related indications, continue to pursue commercializing of GOHIBIC (vilobelimab) under the EUA for emergency use as granted by the FDA, complete developing vilobelimab in other indications, including PG in our Phase III trial, and wind down the Phase II clinical program in cSCC. In addition, we also incur expenses related to the manufacturing of clinical trial material and in connection with further optimizing our manufacturing process for vilobelimab in compliance with regulatory standards. Furthermore, we also have established commercial scale production options and have initiated manufacturing campaigns to be able to serve the market needs in the United States under the granted EUA.

We also plan to advance the development of INF904 by the initiation of Phase II clinical development. In parallel, we are also continuing with non-clinical development activities in relation to CMC and additional non-clinical animal studies in order to prepare for this future development.

If clinical data is supportive, we may seek marketing approval for any product candidates that we successfully develop. Additionally, we will validate and further develop the manufacturing process of our products to be able to apply for marketing authorization and to be able to provide a commercial-grade product. If we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution, and other commercial infrastructure to commercialize such products. We will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts. We believe that our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan into 2026.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances, licensing arrangements and revenues from product sales. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interest of our current shareholders will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as an ordinary shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us.

For more information as to the risks associated with our future funding needs, see “ITEM 3. Key Information––Risk factors” in our Annual Report.

Off-balance sheet arrangements

As of March 31, 2024, and during the periods presented, we did not have any off-balance sheet arrangements other as described under “ITEM 5. Operating and financial review and prospects—off-balance sheet arrangements” in our Annual Report.

Contractual obligations and commitments

We do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “ITEM 5. Operating and Financial Review and Prospects—Liquidity and capital resources––Contractual obligations and commitments” in the Annual Report.

Quantitative and qualitative disclosures about market risk

During the three months ended March 31, 2024, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical judgments and accounting estimates

There have been no material changes to the significant accounting policies and estimates described in “ITEM 5. Operating and Financial Review and Prospects—Critical judgments and accounting estimates” in the Annual Report.

Critical Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in Note B.2. to our consolidated financial statements in the Annual Report.

Cautionary statement regarding forward looking statements

This discussion contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this discussion and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

●	our ability to successfully commercialize and the receptiveness of GOHIBIC (vilobelimab) as a treatment for COVID-19 patients by U.S. hospitals, our ability to positively influence treatment recommendations by medical/healthcare institutes, guideline bodies and other third-party organizations;

our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for, estimated returns and return accruals for, and clinical utility of GOHIBIC (vilobelimab) in its approved or authorized indication or for vilobelimab and any other product candidates, under the EUA, and in the future if approved for commercial use in the United States or elsewhere;

our ability to successfully implement The InflaRx Commitment Program, the success of our future clinical trials for vilobelimab’s treatment of COVID-19 and other debilitating or life-threatening inflammatory indications, including PG, and any other product candidates, including INF904, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials;

the timing, progress and results of preclinical studies and clinical trials of vilobelimab, INF904 and any other product candidates, including for the development of vilobelimab in several indications, including to treat PG, HS and CSU and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

●	our interactions with and the receptiveness and approval by regulators regarding the results of clinical trials and potential regulatory approval or authorization pathways including related to our MAA submission for vilobelimab and our BLA for GOHIBIC (vilobelimab); the timing and outcome of any discussions or submission of filings for regulatory approval or authorization of vilobelimab, INF904 or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval or the EUA, of vilobelimab or GOHIBIC (vilobelimab) for any indication; our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

●	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, INF904 and any other product candidates, and the scope of such protection;

whether the FDA, or the EMA or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

●	the success of our future clinical trials for vilobelimab, INF904 and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

●	our expectations regarding the size of the patient populations for, the market opportunity for, the medical need for and clinical utility of vilobelimab, INF904 or any other product candidates, if approved or authorized for commercial use;

●	our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab);

●	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

●	our expectations regarding the scope of any approved indication for vilobelimab;

●	our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if, approved or authorized, any commercial sales;

●	if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory overview;

●	our ability to comply with enacted and future legislation in seeking marketing approval or authorization and commercialization;

●	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

●	our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors and other therapeutic products being developed in similar medical conditions in which vilobelimab, INF904 or any other of our product candidates is being developed or our industry.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. Key Information––Risk factors” section of our Annual Report and risks described in our subsequent SEC filings for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this discussion or in our Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this discussion.